October 3, 2007

Jessica Barberich
(202) 551-3782
Securities and Exchange Commission
Mail Stop 4561
Washington, DC 20549

Re:	Item 4.02 Form 8-K Filed September 19, 2007 File No. 000-29719

We are in receipt of your comment letters dated September 25, 2007 to Quintek Technologies, Inc. (the “Company”). We have addressed your comment letter by reproducing each comment below (in bold) and providing the Company’s response immediately following.

1.
Please tell us whether your officers have reconsidered the effectiveness of your disclosure controls and procedures as of June 30, 2006 in light of the restatement. In addition, please confirm to us that you plan to address this reconsideration and the related conclusions in the filings that contain your restated financial statements.

Quintek Technologies Inc. Response to Item #1:

We have considered the effectiveness of our disclosures controls and procedures in light of the restatement. We will be engaging the services of a PCOAB auditor to prepare our financial statements. This will be addressed in our pending amended Form 10-KSB.

We are confident that this will assure effectiveness and accuracy.

The Company acknowledges that: 1) the Company is responsible for the adequacy and accuracy of the disclosure in the filings; 2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and 3) the Company may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Quintek Technologies, Inc. 17951 Lyons Circle, Huntington Beach, CA 92647
Phone: (714) 848-7741 Fax (714)-848-7701 www.quintek.com

Jessica Barberich

We trust that the foregoing appropriately addresses the issues raised by your recent Letter of Comment. Thank you in advance for your prompt review and assistance.

Sincerely,

Quintek Technologies, Inc.

By: /s/ Andrew Haag
Andrew Haag
Chief Financial Officer

Quintek Technologies, Inc. 17951 Lyons Circle, Huntington Beach, CA 92647
Phone: (714) 848-7741 Fax (714)-848-7701 www.quintek.com